MAIL STOP 3628

      August 12, 2005

By Facsimile (202) 457-66482 and U.S. Mail

Daniel R. Blair, Secretary
Blair Corporation
220 Hickory Street
Warren, Pennsylvania 16366

Re:  	Blair Corporation
	Schedule TO-I/A
      Filed on August 8, 2005
	File No. 005-18609

Dear Mr. Blair:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I/A

General

1. We refer you to prior comment 1. We note your response that you believe that the accounting treatment of the transaction is not material. Please advise of the basis for your belief or disclose the accounting treatment as discussed in your response. See Item 1004(a)(1)(xi) of Regulation M-A.

7.  Conditions of the Tender Offer

2. We refer you to prior comment 8. Please revise to eliminate the excessive subjective element in the third bullet point. For example, clarify that the company will make its determination whether an offer condition is triggered based on its "reasonable discretion" or "reasonable judgment." Number (5) under the third bullet point in this section refers to circumstances that "could materially affect, the extension of credit by banks or lending institutions in the United States." This offer condition also contains a subjective element that should be revised. Please limit the subjectivity that may trigger this condition.

13.  Material United States Federal Income Tax Consequences

3. We refer you to your response to prior comment 12. More specifically, we note that you disclose that "security holders may not rely on the description of material tax consequences included in the Offer to Purchase." Please revise your disclosure to remove the language that security holders may not rely on the description of material tax consequences, as security holders are entitled to rely upon the disclosure regarding the material tax consequences of this offer.

Closing

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

           					Very truly yours,



                 	          		Jeffrey B. Werbitt
						Attorney-Advisor
						Office of Mergers & Acquisitions

cc: 	John H. Vogel, Esquire
	Philip G. Feigen, Esquire
	Patton Boggs LLP
	2550 M Street, N.W.
	Washington, D.C. 20037